March 18, 2010

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Amended Filing under Rule 17g-1

Ladies and Gentlemen:

On behalf of the registered management investment companies listed in Schedule A hereto (the “Funds”), please be advised, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as follows:

1. Enclosed as Exhibit 1 is a copy of the fidelity bond covering the Funds for the period beginning November 1, 2009 and ending October 31, 2010, which is also the period for which premiums have been paid to date.

2. Enclosed as Exhibit 2 is a copy of the resolutions approved by the Trustees of the Funds approving the amount of fidelity bond coverage and the form and amount of the bond. The resolutions were approved by a majority of the Trustees of the Putnam Funds, including a majority of the disinterested Trustees, on October 8, 2009 and November 12, 2009.

3. Enclosed as Exhibit 3 is a copy of the agreement entered into by the Funds and certain affiliates in accordance with Rule 17g-1(f).

4. Schedule A hereto also lists the amount of fidelity bond coverage each Fund would have been required to maintain under Rule 17g-1(d) if it did not participate in the joint fidelity bond.

Please direct any comments you may have to my colleague James Clark, Senior Counsel, at (617) 760-8939.

Very truly yours,
/s/ Beth S. Mazor

Beth S. Mazor

Schedule A

PUTNAM FUNDS

Putnam American Government Income Fund
Putnam Arizona Tax Exempt Income Fund
Putnam Asset Allocation Funds
-Balanced Portfolio
-Conservative Portfolio
-Growth Portfolio
Putnam California Tax Exempt Income Fund
Putnam Convertible Income-Growth Trust
Putnam Diversified Income Trust
Putnam Equity Income Fund
Putnam Europe Equity Fund
Putnam Funds Trust
- Putnam Absolute Return 100 Fund
- Putnam Absolute Return 300 Fund
- Putnam Absolute Return 500 Fund
- Putnam Absolute Return 700 Fund
- Putnam Asia Pacific Equity Fund
- Putnam Asset Allocation: Equity Portfolio
- Putnam Capital Spectrum Fund
- Putnam Emerging Markets Equity Fund
- Putnam Equity Spectrum Fund
- Putnam Floating Rate Income Fund
- Putnam Global Consumer Fund
- Putnam Global Energy Fund
- Putnam Global Financials Fund
- Putnam Global Industrials Fund
- Putnam Global Technology Fund
- Putnam Global Telecommunications Fund
- Putnam Income Strategies Fund
- Putnam International Value Fund
- Putnam Money Market Liquidity Fund
- Putnam Small Cap Growth Fund
The George Putnam Fund of Boston
Putnam Global Equity Fund
Putnam Global Health Care Fund
Putnam Global Income Trust
Putnam Global Natural Resources Fund
Putnam Global Sector Fund
Putnam Global Utilities Fund
The Putnam Fund for Growth and Income
Putnam High Income Securities Fund
Putnam High Yield Advantage Fund
Putnam High Yield Trust

Putnam Income Fund
Putnam International Equity Fund
Putnam Investment Funds
-Putnam Capital Opportunities Fund
-Putnam Growth Opportunities Fund
-Putnam International Capital Opportunities Fund
-Putnam International Growth Fund
-Putnam Mid Cap Value Fund
-Putnam Research Fund
-Putnam Small Cap Value Fund
Putnam Investors Fund
Putnam Managed Municipal Income Trust
Putnam Massachusetts Tax Exempt Income Fund
Putnam Master Intermediate Income Trust
Putnam Michigan Tax Exempt Income Fund
Putnam Minnesota Tax Exempt Income Fund
Putnam Money Market Fund
Putnam Municipal Opportunities Trust
Putnam New Jersey Tax Exempt Income Fund
Putnam New Opportunities Fund
Putnam New York Tax Exempt Income Fund
Putnam Ohio Tax Exempt Income Fund
Putnam Pennsylvania Tax Exempt Income Fund
Putnam Premier Income Trust
Putnam RetirementReady® Funds
-Putnam RetirementReady 2050 Fund
-Putnam RetirementReady 2045 Fund
-Putnam RetirementReady 2040 Fund
-Putnam RetirementReady 2035 Fund
-Putnam RetirementReady 2030 Fund
-Putnam RetirementReady 2025 Fund
-Putnam RetirementReady 2020 Fund
-Putnam RetirementReady 2015 Fund
-Putnam RetirementReady 2010 Fund
-Putnam RetirementReady Maturity Fund
Putnam Tax Exempt Income Fund
Putnam Tax Exempt Money Market Fund
Putnam Tax-Free Income Trust
-Putnam AMT-Free Municipal Fund
-Putnam Tax-Free High Yield Fund
Putnam U.S. Government Income Trust

Putnam Variable Trust
-Putnam VT American Government Income Fund
-Putnam VT Capital Opportunities Fund
-Putnam VT Diversified Income Fund
-Putnam VT Equity Income Fund
-Putnam VT The George Putnam Fund of Boston
-Putnam VT Global Asset Allocation Fund
-Putnam VT Global Equity Fund
-Putnam VT Global Health Care Fund
-Putnam VT Global Utilities Fund
-Putnam VT Growth and Income Fund
-Putnam VT Growth Opportunities Fund
-Putnam VT High Yield Fund
-Putnam VT Income Fund
-Putnam VT International Equity Fund
-Putnam VT International Value Fund
-Putnam VT International Growth Fund
-Putnam VT Investors Fund
-Putnam VT Mid Cap Value Fund
-Putnam VT Money Market Fund
-Putnam VT New Opportunities Fund
-Putnam VT Research Fund
-Putnam VT Small Cap Value Fund
-Putnam VT Vista Fund
-Putnam VT Voyager Fund
Putnam Vista Fund
Putnam Voyager Fund

FIDELITY BOND MONITOR

AS OF: January 31, 2010			PREPARED BY:	J Waden

	.		REVIEWED BY:	R Fleming

			GROSS ASSETS AS OF
FUND			MOST RECENT MONTH	MINIMUM BOND
NUMBER	FUND NAME	FYE	END	AMOUNT

001	The George Putnam Fund Of Boston	07 / 31	1,680,821,698	1,500,000

033	Putnam American Government Income Fund	09 / 30	726,671,226	900,000

855	Putnam Arizona Tax Exempt Income Fund	05 / 31	70,138,772	400,000

027	Putnam California Tax Exempt Income Fund	09 / 30	1,670,430,041	1,500,000

008	Putnam Convertible Income-Growth Trust	10 / 31	623,272,011	900,000

075	Putnam Diversified Income Trust	09 / 30	3,508,539,783	2,300,000

012	Putnam Equity Income Fund	11 / 30	3,016,450,972	2,100,000

057	Putnam Europe Equity Fund	06 / 30	214,516,127	600,000

002	Putnam Fund for Growth & Income	10 / 31	5,092,154,657	2,500,000

005	Putnam Global Equity Fund	10 / 31	911,418,406	1,000,000

021	Putnam Global Health Care Fund	08 / 31	1,253,183,412	1,250,000

041	Putnam Global Income Trust	10 / 31	167,745,617	600,000

018	Putnam Global Natural Resources Fund	08 / 31	412,213,074	750,000

840	Putnam Global Utilities Fund	10 / 31	310,756,610	750,000

061	Putnam High Income Securities Fund	08 / 31	133,978,571	525,000

060	Putnam High Yield Advantage Fund	11 / 30	773,362,326	1,000,000

014	Putnam High Yield Trust	08 / 31	1,340,968,808	1,250,000

004	Putnam Income Fund	10 / 31	1,312,720,575	1,250,000

841	Putnam International Equity Fund	06 / 30	1,723,855,671	1,500,000

003	Putnam Investors Fund	07 / 31	1,561,251,534	1,500,000

052	Putnam Managed Municipal Income Trust	10 / 31	538,730,021	900,000

845	Putnam Massachusetts Tax Exempt Income Fund	05 / 31	297,674,027	750,000

074	Putnam Master Intermediate Trust	09 / 30	387,636,065	750,000

846	Putnam Michigan Tax Exempt Income Fund	05 / 31	83,868,941	450,000

847	Putnam Minnesota Tax Exempt Income Fund	05 / 31	90,907,615	450,000

010	Putnam Money Market Fund	09 / 30	3,367,831,843	2,100,000

582	Putnam Muni Opportunities Trust	04 / 30	696,023,157	900,000

019	Putnam New Jersey Tax Exempt Income Fund	05 / 31	244,900,156	600,000

852	Putnam New Opportunities Fund	06 / 30	2,474,528,171	1,700,000

030	Putnam New York Tax Exempt Income Fund	11 / 30	1,130,855,089	1,250,000

848	Putnam Ohio Tax Exempt Income Fund	05 / 31	159,164,992	600,000

047	Putnam Pennsylvania Tax Exempt Income Fund	05 / 31	198,800,446	600,000

073	Putnam Premier Income Trust	07 / 31	906,559,727	1,000,000

011	Putnam Tax Exempt Income Fund	09 / 30	1,176,784,481	1,250,000

062	Putnam Tax Exempt Money Market	09 / 30	62,426,315	400,000

032	Putnam U.S. Government Income Trust	09 / 30	1,910,397,817	1,500,000

006	Putnam Vista Fund	07 / 31	1,017,877,912	1,250,000

007	Putnam Voyager Fund	07 / 31	3,538,624,244	2,300,000

Various	Putnam Assets Allocation Funds	Various	5,021,391,497	2,500,000

Various	Putnam Funds Trusts	Various	5,250,286,233	2,500,000

Various	Putnam Investment Funds	Various	3,199,723,268	2,100,000

Various	Putnam Retirement Ready Funds	07 / 31	318,502,049	750,000

Various	Putnam Tax Free Funds	Various	1,376,298,694	1,250,000

Various	Putnam Variable Trust Funds	12 / 31	8,240,623,023	2,500,000

		TOTALS:	68,194,865,674	54,425,000

			MINIMUM AMOUNT NEEDED:	54,425,000

			CURRENT BOND AMOUNT:	60,000,000

		AMOUNT IN EXCESS OF MIN. AMOUNT:		5,575,000

POLICY NUMBER: 01-330-95-28	REPLACEMENT OF POLICY NUMBER: 00-245-05-06

INVESTMENT COMPANY BLANKET BOND
DECLARATIONS:

ITEM 1.	Name of Insured (herein called Insured):	THE GEORGE PUTNAM FUND
		OF BOSTON (as more fully
		described in Named Insured Rider)

		ONE POST OFFICE SQUARE
	Principal Address:	BOSTON, MA 02109

ITEM 2.	Bond Period: from 12:01 a.m. November 1, 2009 to November 1, 2010
	the effective date of the termination or cancellation of this bond, standard time at the
	Principal Address as to each of said dates.

ITEM 3.	Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

		Single Loss	Single Loss
		Limit of Liability	Deductible

	Basic Bond Coverage	$15,000,000	$150,000
	Insuring Agreement D-	$15,000,000	$150,000
	Insuring Agreement E	$15,000,000	$150,000
	Computer Systems	$15,000,000	$150,000
	Audit Expense	$250,000	$5,000

	If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage,
	such Insuring Agreement or Coverage and any other reference thereto in this bond shall be
	deemed to be deleted therefrom.

ITEM 4.	Offices or Premises Covered-Offices acquired or established subsequent to the effective
	date of this bond are covered according to the terms of General Agreement A. All the
	Insured’s offices or premises in existence at the time this bond becomes effective are
	covered under this bond except the offices or premises located as follows: No Exceptions

ITEM 5.	The liability of the Underwriter is subject to the terms of the following riders attached thereto: Riders #1, #2, #3, #4, #5, #6, #7, #8, #9, #10, #11, #12, #13, #14, #15, #16, #17,
#18, #19, #20, #21.#22,

ITEM 6.	The Insured by the acceptance of this bond gives to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) 00-245-05-06 such termination or cancellation to be effective as of the time this bond becomes effective.

PREMIUM:149,991

IN WITNESS WHEREOF, the insurer has caused this policy to be signed on the Declarations by its President, a Secretary and its duly authorized representative or countersigned in states where applicable.

MARSH & MCLENNAN GROUP ASSOC. INC.
1166 AVENUE OF THE AMERICAS
NEW YORK, NY 10036-2708

INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A) FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

(a) to cause the Insured to sustain such loss; and

(b) to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B) AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of liability stated in Insuring Agreement (A) in Item 3 of the Declarations.

(C) ON PREMISES

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

(1) Loss of or damage to, furnishings, fixtures, stationery, supplies or equipment, within any of the Insured's offices covered under this bond caused by Larceny or theft in, or by

41206 (9/84)	3

burglary, robbery or holdup of such office, or attempt thereat, or by vandalism or malicious mischief; or

(2) loss through damage to any such office by Larceny or theft in, or by burglary, robbery or holdup of such office or attempt thereat, or to the interior of any such office by vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage, always excepting, however, all loss or damage through fire.

(D) IN TRANSIT

Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, holdup, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E) FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit. promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stockbroker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F) SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1) through the Insured’s having, in good

41206 (9/84)	4

faith and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been

(a) counterfeited, or

(b) forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or

(c) raised or otherwise altered, or lost, or stolen, or

(2) through the Insured’s having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (E) hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary endorsement or assignment.

The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically produced facsimile signatures are treated the same as handwritten signatures.

(G) COUNTERFEIT CURRENCY

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

(H) STOP PAYMENT

Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber.

(I) UNCOLLECTIBLE ITEMS OF DEPOSIT

41206 (9/84)	5

Loss resulting from payments of dividends or fund shares, or withdrawals permitted from any customer’s, shareholder’s or subscriber’s account based upon Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured’s agent to such customer’s, shareholder’s or subscriber’s Mutual Fund Account; or loss resulting from any Item of Deposit processed through an Automated Clearing House which is reversed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited.

This Insuring Agreement applies to all Mutual Funds with “exchange privileges” if all Fund(s) in the exchange program are insured by a National Union Fire Insurance Company of Pittsburgh, PA for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

GENERAL AGREEMENTS

A . ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION OR MERGER-NOTICE

1. If the Insured shall, while this bond is in force, establish any additional office or offices, such office or offices shall be automatically covered hereunder from the dates of their establishment, respectively. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

2. If an Investment Company, named as Insured herein, shall, while this bond is in force, merge or consolidate with, or purchase the assets of another institution, coverage for such acquisition shall apply automatically from the date of acquisition. The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition involves additional offices or employees.

Loss includes dividends and interest accrued not to exceed 15% of the Uncollectible Items which are deposited. This Insuring Agreement applies to all Mutual Funds with “exchange privileges” if all Fund(s) in the exchange program are insured by a National Union Fire Insurance Company of Pittsburgh, PA for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s), the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

B. WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it is true to the best of the knowledge and belief of the person making the statement.

C. COURT COSTS AND ATTORNEYS' FEES (Applicable to all Insuring Agreements or Coverages now or hereafter forming part of this bond)

The Underwriter will indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this bond provided, however, that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

41206 (9/84)	6

(1) an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

(2) an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

(3) in the absence of (1) or (2) above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the amount of the Insured's liability or alleged liability is greater than the amount recoverable under this bond, or if a Deductible Amount is applicable, or both, the liability of the Underwriter under this General Agreement is limited to the proportion of court costs and attorneys' fees incurred and paid by the Insured or by the Underwriter that the amount recoverable under this bond bears to the total of such amount plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of Liability for the applicable Insuring Agreement or Coverage.

D. FORMER EMPLOYEE

Acts of an Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

THE FOREGOING INSURING AGREEMENTS AND
GENERAL AGREEMENTS ARE SUBJECT TO
THE FOLLOWING CONDITIONS
AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms, as used in this bond, shall have the respective meanings stated in this Section:

(a) "Employee" means:

(1) any of the Insured's officers, partners, or employees, and

(2) any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets or capital stock of such predecessor. and

(3) attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys

41206 (9/84)	7

are performing such services for the Insured, and

(4) guest students pursuing their studies or duties in any of the Insured's offices, and

(5) directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and

(6) any individual or individuals assigned to perform the usual duties of an employee within the premises of the Insured, by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and

(7) each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Sub-section (9) hereof, and

(8) those persons so designated in Section 15, Central Handling of Securities, and

(9) any officer, partner or Employee of

a) an investment advisor,

b) an underwriter (distributor),

c) a transfer agent or shareholder accounting record-keeper, or

d) an administrator authorized by written agreement to keep financial and/or other required records,

for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in Sub-Sections (6) and of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.

Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b) "Property" means money (i.e. currency, coin, bank notes, Federal Reserve notes), postage and revenue

41206 (9/84)	8

stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semiprecious stones, bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such policies, mortgages and instruments, and other valuable papers, including books of account and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such instruments enumerated above (but excluding all data processing records) in which the Insured has an interest or in which the Insured acquired or should have acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merger with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c) "Forgery" means the signing of the name of another with intent to deceive; it does not include the signing of one's own name with or without authority, in any capacity, for any purpose.

(d) "Larceny and Embezzlement" as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.

(e) "Items of Deposit" means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

(a) loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement (A), (E), (F) or (G).

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c) loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d) loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

41206 (9/84)	9

(e) loss resulting from the complete or partial non-payment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses. unless such loss is covered under Insuring Agreement (A), (E) or (F).

(f) loss resulting from any violation by the Insured or by any Employee

(1) of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

(2) of any rule or regulation made pursuant to any such law, unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g) loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement (C) or (D) while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under (a) the Insured's contract with said armored motor vehicle company, (b) insurance carried by said armored motor vehicle company for the benefit of users of its service, and (c) all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this bond shall cover only such excess.

(h) potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

(i) all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss covered under this bond.

(j) loss through the surrender of Property away from an office of the Insured as a result of a threat

(1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2) to do damage to the premises or Property of the Insured, except when covered under Insuring Agreement (A).

(k) all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss covered under this bond unless such indemnity is provided for under Insuring Agreement (B).

(l) loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representative of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is covered under Insuring Agreement (A).

(m) any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution

41206 (9/84)	10

outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any Employers of temporary personnel or of processors as set forth in sub-sections (6) and (7) of Section 1(a) of this bond, as aforesaid, and upon payment to the Insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may have against such Employers by reason of such acts so committed shall, to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein provided for.

SECTION 4. LOSS -NOTICE -PROOF-LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discovery of any loss hereunder the Insured shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceeding to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured

(a) becomes aware of facts, or

(b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided,

41206 (9/84)	11

however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured's rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BLANKET BOND subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess

41206 (9/84)	12

portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from

(a) any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

(b) any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or

(c) all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

(d) all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

(e) any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE

41206 (9/84)	13

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in subsections (a), (b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington. D.C. prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured. or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate

(a) as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee (See Section 16[d]), or

(b) as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

(c) as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed

41206 (9/84)	14

before or after the time this bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately;

(a) on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b) upon takeover of the Insured's business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Ex- change and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations, against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured's share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporations shall

41206 (9/84)	15

use their best judgement in apportioning the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those having an interest as recorded by appropriate entries in the books and records of such Corporations in Property involved in such loss(es) on the basis that each such interest shall share in the amount(s) so recoverable or recovered in the ratio that the value of each such interest bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such Corporations or Exchanges or any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured's rights and causes of action as it may have against such Corporations or Exchanges shall to the extent of such payment, be given by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a) the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them,

(b) the one first named herein shall be deemed authorized to make, adjust and receive and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giving or receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,

(c) the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,

(d) knowledge possessed or discovery made by any partner, officer or supervisory Employee of any Insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured, and

(e) if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first named Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured's obtaining knowledge of transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a) the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and

(b) the total number of voting securities owned by the transferors and the transferees (or the beneficial

41206 (9/84)	16

owners), both immediately before and after the transfer, and

(c) the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failure to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations Page.

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THE PUTNAM FUNDS
AMENDMENTS TO COVERAGE AT 2008 RENEWAL

1. Employee definition 1.a.

   - Add "sub-advisor" to 1(9)(a)
   - Add (10) persons employed by any custodian
   - Add (11) persons employed by any consultant or independent contractor/vendor to perform services for the insured under a written contract or agreement
   - Add (11) leased persons employed by the Insured

2. Amend Insured Rider -

   - Additional Fund: Add Putnam Emerging Market Equity Fund to the Domestic Funds list

   - Instead of listing those Putnam subsidiaries that are performing services for the FUNDS we would prefer the following:

   "The following are included as Insured but only as respects to their services performed for the Insured covered in part (1) of this rider:

   "Putnam Investments, LLC and any subsidiary or affiliated entity or organization of Putnam Investments, LLC which is either directly or indirectly more than 50% owned by Putnam Investments, LLC, now existing or hereafter created or acquired."

3. Amend VIT coverage rider by deleting part (3)-these conditions are already amended by current Rider 14.

4. Add Termination or Cancellation Clause (amended) rider (below A-Credit Rating Trigger):

   "TERMINATION OR CANCELLATION CLAUSE AMENDED RIDER
   (CREDIT RATING TRIGGER)

1

© Chartis Inc. All rights reserved.

RIDER #1

This rider, effective	12:01 am	November 01, 2009	forms a part of
Bond number:	01-330-95-28
Issued to:	THE GEORGE PUTNAM FUND OF BOSON
(as more fully described in Named Insured rider)

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

NAMED INSURED

1. The Name of Insured shown in Item 1. of the Declarations is amended to read as follows:

Putnam American Government Income Fund
Putnam Arizona Tax Exempt Income Fund
Putnam Asset Allocation Funds
-Balanced Portfolio
-Conservative Portfolio
-Growth Portfolio
Putnam California Tax Exempt Income Fund
Putnam Convertible Income-Growth Trust
Putnam Diversified Income Trust
Putnam Equity Income Fund
Putnam Europe Equity Fund
Putnam Funds Trust
-Putnam Absolute Return 100 Fund
-Putnam Absolute Return 300 Fund
-Putnam Absolute Return 500 Fund
-Putnam Absolute Return 700 Fund
-Putnam Asia Pacific Equity Fund
-Putnam Asset Allocation: Equity Portfolio
-Putnam Capital Spectrum Fund
-Putnam Emerging Markets Equity Fund
-Putnam Equity Spectrum Fund
-Putnam Floating Rate Income Fund
-Putnam Global Consumer Fund
-Putnam Global Energy Fund
-Putnam Global Financials Fund
-Putnam Global Industrials Fund
-Putnam Global Technology Fund
-Putnam Global Telecommunications Fund
-Putnam Income Strategies Fund
-Putnam International Value Fund
-Putnam Money Market Liquidity Fund
-Putnam Small Cap Growth Fund
The George Putnam Fund of Boston
Putnam Global Equity Fund
Putnam Global Health Care Fund

RIDER #1 (continued)

Putnam Global Income Trust
Putnam Global Natural Resources Fund
Putnam Global Utilities Fund
The Putnam Fund for Growth and Income
Putnam High Income Securities Fund
Putnam High Yield Advantage Fund
Putnam High Yield Trust
Putnam Income Fund
Putnam International Equity Fund
Putnam Investment Funds
-Putnam Capital Opportunities Fund
-Putnam Growth Opportunities Fund
-Putnam International Capital Opportunities Fund
-Putnam International New Opportunities Fund
-Putnam Mid Cap Value Fund
-Putnam Research Fund
-Putnam Small Cap Value Fund
Putnam Investors Fund
Putnam Managed Municipal Income Trust
Putnam Massachusetts Tax Exempt Income Fund
Putnam Master Intermediate Income Trust
Putnam Michigan Tax Exempt Income Fund
Putnam Minnesota Tax Exempt Income Fund
Putnam Money Market Fund
Putnam Municipal Opportunities Trust
Putnam New Jersey Tax Exempt Income Fund
Putnam New Opportunities Fund
Putnam New York Tax Exempt Income Fund
Putnam Ohio Tax Exempt Income Fund
Putnam Pennsylvania Tax Exempt Income Fund
Putnam Premier Income Trust
Putnam RetirementReady Funds
-Putnam RetirementReady 2050 Fund
-Putnam RetirementReady 2045 Fund
-Putnam RetirementReady 2040 Fund
-Putnam RetirementReady 2035 Fund
-Putnam RetirementReady 2030 Fund
-Putnam RetirementReady 2025 Fund
-Putnam RetirementReady 2020 Fund
-Putnam RetirementReady 2015 Fund
-Putnam RetirementReady 2010 Fund
-Putnam RetirementReady Maturity Fund
Putnam Tax Exempt Income Fund
Putnam Tax Exempt Money Market Fund

RIDER #1 (continued)

Putnam Tax-Free Income Trust
-Putnam AMT-Free Municipal Fund
-Putnam Tax-Free High Yield Fund
Putnam U.S. Government Income Trust
Putnam Variable Trust
-Putnam VT American Government Income Fund
-Putnam VT Capital Opportunities Fund
-Putnam VT Diversified Income Fund
-Putnam VT Equity Income Fund
-Putnam VT The George Putnam Fund of Boston
-Putnam VT Global Asset Allocation Fund
-Putnam VT Global Equity Fund
-Putnam VT Global Health Care Fund
-Putnam VT Global Utilities Fund
-Putnam VT Growth and Income Fund
-Putnam VT Growth Opportunities Fund
-Putnam VT High Yield Fund
-Putnam VT Income Fund
-Putnam VT International Equity Fund
-Putnam VT International Value Fund
-Putnam VT International Growth Fund
-Putnam VT Investors Fund
-Putnam VT Mid Cap Value Fund
-Putnam VT Money Market Fund
-Putnam VT New Opportunities Fund
-Putnam VT Research Fund
-Putnam VT Small Cap Value Fund
-Putnam VT Vista Fund
-Putnam VT Voyager Fund
Putnam Vista Fund
Putnam Voyager Fund

2. Subject to General Agreement A., any newly created, acquired or sponsored Investment Company, fund or trust of Putnam Investments, LLC, its subsidiaries or affiliated entities, newly created, acquired or sponsored after the effective date of this bond but prior to termination or cancellation of this bond with assets of less than $500,000,000 will be automatically included as an Insured without any additional premium. Any newly created, acquired or sponsored Investment Company, fund or trust of Putnam Investments, LLC, its subsidiaries or affiliated entities, newly created, acquired or sponsored after the effective date of this bond but prior to termination or cancellation of this bond with assets of $500,000,000 or more will need to comply with the reporting requirements and may be subject to payment of an additional premium.

RIDER #1 (continued)

3. Each of the following entities, with respect to its service to the Mutual Fund Named Insureds referred to in (1) above, shall be deemed Named Insured under the Bond:

1.	Putnam Investments, LLC
2.	Putnam Investment Management, LLC
3.	Putnam Fiduciary Trust Company
4.	Putnam Retail Management Limited Partnership
5.	TH Lee, Putnam Capital Management, LLC
6.	Putnam Investor Services, Inc.

4. Delete the following funds as of their respective effective dates specified:

NAME OF FUND		EFFECTIVE DATE
1.	Putnam New Value Fund	12/26/08
2.	Putnam OTC & Emerging Growth Fund	12/26/08
3.	Putnam Tax Smart Funds Trust	12/26/08
4.	Putnam Tax Smart Equity Fund	12/26/08
5.	Putnam Utilities Growth and Income Fund	01/02/09
6.	Putnam VT Capital Appreciation Fund	12/26/08
7.	Putnam VT Discovery Growth Fund	12/26/08
8.	Putnam VT Health Sciences Fund	01/02/09
9.	Putnam VT New Value Fund	12/26/08
10.	Putnam VT OTC & Emerging Growth Fund	12/26/08
11.	Putnam VT Utilities Growth and Income Fund	01/02/09
12.	Putnam Health Sciences Trust	01/02/09

5. Nothing herein contained shall be held to vary, alter, waive or extend any of terms, limitations, conditions or agreements of the attached bond other than as above stated.

RIDER #2

This rider, effective	12:01 am	November 01, 2009	forms a part of
Bond number:	01-330-95-28
Issued to:	THE GEORGE PUTNAM FUND OF BOSON
(as more fully described in Named Insured rider)

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

NOTICE OF CLAIM
(REPORTING BY E-MAIL)

In consideration of the premium charged, it is hereby understood and agreed as follows:

1. Email Reporting of Claims: In addition to the postal address set forth for any Notice of Claim Reporting under this policy, such notice may also be given in writing pursuant to the policy's other terms and conditions to the Insurer by email at the following email address:

c-claim@chartisinsurance.com

Your email must reference the policy number for this policy. The date of the Insurer's receipt of the emailed notice shall constitute the date of notice.

In addition to Notice of Claim Reporting via email, notice may also be given to the Insurer by mailing such notice to: c-Claim for Financial Lines, X , 175 Water Street, 9th Floor, New York, New York 10038 or faxing such notice to (866) 227-1750.

2. Definitions: For this endorsement only, the following definitions shall apply:

(a) "Insurer" means the "Insurer," "Underwriter" or "Company" or other name specifically ascribed in this policy as the insurance company or underwriter for this policy.

(b) "Notice of Claim Reporting" means "notice of claim/circumstance," "notice of loss" or other reference in the policy designated for reporting of claims, loss or occurrences or situations that may give rise or result in loss under this policy.

(c) "Policy" means the policy, bond or other insurance product to which this endorsement is attached.

3. This endorsement does not apply to any Kidnap & Ransom/Extortion Coverage Section, if any, provided by this policy.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

99758 (8/08)

RIDER #3

This rider, effective	12:01 am	November 01, 2009	forms a part of
Bond number:	01-330-95-28
Issued to:	THE GEORGE PUTNAM FUND OF BOSON
(as more fully described in Named Insured rider)

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

COMPUTER SYSTEMS (including E-Signatures)

It is agreed that:

1. The attached bond is amended by adding an Insuring Agreement (J) as follows:

COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1) entry of data into, or

(2) introduction of Electronic Signatures directly into, or

(3) change of data or programs within

a Computer System; provided the fraudulent entry or change causes

(a) Property to be transferred, paid or delivered;

(b) an account of the Insured, or of its customer, to be added, deleted, debited or credited;

(c) an unauthorized account or a fictitious account to be debited or credited.

SCHEDULE OF SYSTEMS
All computer systems utilized by the Insured.

2. As used in this Insuring Agreement, Computer System means:

(a) computers with related peripheral equipment, including storage components, wherever located;

(b) systems and application software;

(c) terminal devices;

(d) related communication networks or customer communication systems including the Internet; and

(e) related electronic funds transfer systems;

by which data are electronically collected, transmitted, processed, stored and retrieved.

RIDER #3 (Continued)

3. As used in this Insuring Agreement, “Electronic Signatures” shall mean an electronic sound, symbol or process attached to or logically associated with a contract or other record and executed or adopted by a person with the intent to sign the record”

4. In addition to the Exclusions in the attached Bond, the following exclusions are applicable to this Insuring Agreement:

(a) loss resulting directly or indirectly from the theft of confidential information, material or data except to the extent that such confidential information, material or data is used to support or facilitate the commission of an act covered by the Computer Systems Insuring Agreement; and

(b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply, service, write or implement programs for the Insured’s Computer System.

5. The coverage afforded by this Insuring Agreement applies only to loss discovered by the Insured during the period this Insuring Agreement is in force.

6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and, in that event, shall be treated as one loss.

7. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

8. Coverage under this Insuring Agreement shall terminate upon termination or cancellation of the bond to which this Insuring Agreement is attached. Coverage under this Insuring Agreement may also be terminated or cancelled without cancelling the Bond as an entirety:

(a) 60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Insuring Agreement; or

(b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Insuring Agreement.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Insuring Agreement. The refund shall be computed at short rates if this Insuring Agreement is terminated or cancelled or reduced by notice from, or at the instance of, the Insured.

RIDER #3 (Continued)

9. Notwithstanding the foregoing, however, coverage afforded by this Insuring Agreement is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate policy is excluded from coverage under this Bond and the Insured agrees to make claim for such loss under its separate policy.

10. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

RIDER #4

This rider, effective	12:01 am	November 01, 2009	forms a part of
Bond number:	01-330-95-28
Issued to:	THE GEORGE PUTNAM FUND OF BOSON
(as more fully described in Named Insured rider)

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

VOICE INITIATED FUNDS TRANSFERS

It is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement (K) as follows:

VOICE INITIATED FUNDS TRANSFERS

Loss resulting directly from the Insured having, in good faith, transferred funds from a Customer’s account through an electronic funds transfer system covered in the Computer Systems Insuring Agreement attached to this bond, in reliance upon a Voice Initiated Funds Transfer Instruction which was purported to be from an officer, director, partner or employee of a Customer of the Insured who was authorized and appointed by such Customer to instruct the Insured by means of voice message transmitted by telephone to make certain funds transfers, and which instruction

1. was in fact, from an imposter, or a person not authorized by the Customer to issue such instructions by voice message transmitted by telephone, and which

2. was received by an Employee of the Insured specifically designated to receive and act upon such instructions; but provided that

a. if the transfer was in excess of $150,000 the voice instruction was verified by a direct call back to an employee of the Customer (or a person thought by the Insured to be an employee of the Customer)

2. As used in this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured for Customer Voice Initiated Electronic Funds Transfer and has provided the Insured with the names of its officers, directors, partners or employees authorized to initiate such Transfers.

3. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

RIDER #5

This rider, effective	12:01 am	November 01, 2009	forms a part of
Bond number:	01-330-95-28
Issued to:	THE GEORGE PUTNAM FUND OF BOSON
(as more fully described in Named Insured rider)

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

AUTOMATED PHONE SYSTEM

It is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement (M) as follows:

AUTOMATED PHONE SYSTEM

1. Loss caused by an Automated Phone System (“APS”) Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all APS Designated Procedures with respect to APS Transactions. The unintentional isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular instance shall not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the Bond.

1. Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

a. “APS Transaction” means any APS Redemption, APS Exchange, APS Purchase or APS Election.

b. “APS Redemption” means any redemption of shares issued by an Investment Company which is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

c. “APS Election” means any election concerning various account features available to Fund Shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad. These features include account statements, auto exchange, auto asset builder, automatic withdrawal, dividends/capital gains options, dividend sweep, telephone balance consent and change of address.

RIDER #5 (Continued)

d. “APS Exchange” means any exchange of shares in a registered account of one fund into shares in an identically registered account of another fund in the same complex pursuant to exchange privileges of the two funds, which exchange is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

e. “APS Designated Procedures” means all of the following procedures:

(1) Election in Application: No APS Redemption shall be executed unless the shareholder to whose account such an APS Redemption relates has previously elected by official designation to permit such APS Redemption.

(2) Logging: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information transmitted by an individual caller through use of a telephone keypad in the course of such a request, and the records shall be retained for at least six months.

(a) Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

(3) Identity Test: The identity of the caller in any request for an APS Transaction shall be tested before execution of that APS Transaction by requiring the entry by the caller of a confidential personal identification number (“PIN”)

(a) Limited attempts to enter PIN: If the caller fails to enter a correct PIN within three attempts, the caller must not be allowed additional attempts during the same telephone call to enter the PIN

(4) Written Confirmation: A written confirmation of any APS Transaction shall be mailed to the shareholder(s) to whose account such APS Transaction relates, at the original record address, by the end of the Insured’s next regular processing cycle, but in no event later than five business days following such APS Transaction.

(5) Access to APS Equipment: Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner: The Share Holder Services Group, Inc.

RIDER #5 (Continued)

f. “APS Purchase” means any purchase of shares issued by an Investment Company, which is requested over the telephone by means of information transmitted by an individual caller through the use of a telephone keypad.

2. Exclusions. It is further understood and agreed that this extension shall not cover:

a. any loss covered under Insuring Agreement (A), Fidelity, of this Bond;

b. any loss resulting from:

(1) the redemption of shares, where the proceeds of such redemption are made payable to other than

(i) the shareholder of record; or

(ii) a person officially designated to receive redemption proceeds; or \

(iii) a bank account officially designated to receive redemption proceeds; or

(2) the redemption of shares, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been

(i) designated by voice over the telephone or in writing without a signature guarantee, in either case at least thirty (30) days prior to such redemption; or

(ii) officially designated; or

(iii) verified by any other procedures which may be stated below in this Insuring Agreement; or

(3) the redemption of shares, where the proceeds of such redemption are paid by wire transfer to other than the shareholder’s officially designated bank account; or

(4) the intentional failure to adhere to one or more APS Designated Procedures.

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

RIDER #6

This rider, effective	12:01 am	November 01, 2009	forms a part of
Bond number:	01-330-95-28
Issued to:	THE GEORGE PUTNAM FUND OF BOSON
(as more fully described in Named Insured rider)

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

TELEFACSIMILE TRANSFER FRAUD

It is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement (L) as follows:

TELEFACSIMILE TRANSFER FRAUD

Loss resulting by reason of the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account, or given any value relying on any fraudulent instructions sent by a customer or financial institution by Telefacsimile Transmission directed to the Insured, authorizing or acknowledging the transfer, payment, or delivery of funds or property, the establishment of a credit, debiting of any account, or the giving of value by the Insured, but only if such telefacsimile instructions:

i) fraudulently purport to have been sent by such customer or financial institution, but which telefacsimile instruction were transmitted without the knowledge or consent of such customer or financial institution by a person other than such customer or financial institution and which bear a forged signature.

"Telefacsimile" means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the Insured within its communication room for the purposes of reproducing a copy of said document. It does not mean electronic communication sent by Telex, TWC, or electronic mail, or Automated Clearing House.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached bond other than as above stated.

RIDER #7

This rider, effective	12:01 am	November 01, 2009	forms a part of
Bond number:	01-330-95-28
Issued to:	THE GEORGE PUTNAM FUND OF BOSON
(as more fully described in Named Insured rider)

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

UNAUTHORIZED SIGNATURES

It is agreed that:

1. The attached bond is amended to include the following insuring agreement:

Unauthorized Signatures

Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on file with the Insured as a signatory on such account. It shall be a condition precedent to the Insured's right of recovery under this Coverage that the Insured shall have on file signature of all persons who are signatories on such account.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached policy other than as above stated.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

RIDER #8

This rider, effective	12:01 am	November 01, 2009	forms a part of
Bond number:	01-330-95-28
Issued to:	THE GEORGE PUTNAM FUND OF BOSON
(as more fully described in Named Insured rider)

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

CLAIMS EXPENSE

It is agreed that:

1. The attached bond is amended by adding an Insuring Agreement (O) as follows:

CLAIMS EXPENSE

Reasonable expenses necessarily incurred and paid by the Insured in preparing any valid claim for loss under any of the Insuring Agreements of this Bond, which loss exceeds the Single Loss Deductible Amount of $5,000. The Underwriter’s limit of liability for such expenses paid by the Insured in preparing any one such claim is $250,000 as shown on the Declaration Page of this Bond.

For the purposes of this Insuring Agreement, Exclusion (k) is amended by deleting the period at the end of this Exclusion and adding the following words; “or Insuring Agreement (O).”

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

This Rider Cancels and Supercedes Prior Rider #8 Issued Effective 11/1/08.

RIDER #9

This rider, effective	12:01 am	November 01, 2009	forms a part of
Bond number:	01-330-95-28
Issued to:	THE GEORGE PUTNAM FUND OF BOSON
(as more fully described in Named Insured rider)

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

DESTRUCTION OF DATA OR PROGRAMS BY HACKER

Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the Computer Systems Insuring Agreement attached to this bond.

The liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

1. The following Definitions are added: Computer Systems (as defined in Computer Systems Insuring Agreement (J)) and Computer Programs and Electronic Data (as defined in Fidelity Insuring Agreement (A)).

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements or the attached bond other than as above stated.

RIDER #10

This rider, effective	12:01 am	November 01, 2009	forms a part of
Bond number:	01-330-95-28
Issued to:	THE GEORGE PUTNAM FUND OF BOSON
(as more fully described in Named Insured rider)

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

1. It is agreed that the following Insuring Agreement (Q) is added to the bond:

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the Computer Systems rider attached to this bond if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

The liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Company will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

Special Condition

Under this Insuring Agreement, “Single Loss” means all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the Computer System is restored to substantially the previous level of operational capability. Recurrence of destruction or damage after the Computer System is restored shall constitute a separate “Single Loss.”

2. The following Definitions are added: Computer Systems (as defined in Computer Systems Insuring Agreement (J)) and Computer Programs and Electronic Data (as defined in Fidelity Insuring Agreement (A)).

3. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

RIDER #11

This rider, effective	12:01 am	November 01, 2009	forms a part of
Bond number:	01-330-95-28
Issued to:	THE GEORGE PUTNAM FUND OF BOSON
(as more fully described in Named Insured rider)

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND INSURING AGREEMENT (A)

It is agreed that:

1. Insuring Agreement (A), Fidelity, is hereby deleted in its entirety and replaced by the following:

(A) Loss resulting directly from dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefore.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the intent:

(a) to cause the Insured to sustain such loss; or

(b) to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receive such benefit.

Notwithstanding the foregoing, however, it is agreed that with regard to Loans and/or Trading, this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to cause the Insured to sustain such loss and which results in a financial benefit for the Employee; or results in an improper financial benefit for another person or entity with whom the Employee committing the dishonest or fraudulent act was in collusion, provided the Insured establishes that the Employee intended to participate in the financial benefit.

The word “Loan” as used in this Insuring Agreement means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

RIDER #11 (Continued)

The word “Trading” as used in this Insuring Agreement means trading or dealings in securities, commodities, futures, options, foreign or Federal Funds, currencies, foreign exchange or the like.

As used in this Insuring Agreement, financial benefit does not include any salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions, or other employee benefits earned in the normal course of employment.

Loss resulting directly from the malicious destruction of or the malicious damage of Computer Programs, Electronic Data or Electronic Data Processing Media committed by an Employee, whether committed alone or in collusion with others.

The liability of the Insurer shall be limited to the cost of duplication of such Computer Programs, Electronic Data or Electronic Data Processing Media from other Computer Programs, Electronic Data or Electronic Data Processing Media which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs, Electronic Data or Electronic Data Processing Media cannot be duplicated from other Computer Programs, Electronic Data or Electronic Data Processing Media, the Insurer will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs, Electronic Data or Electronic Data Processing Media to substantially the previous level of operational capability.

As used in this Insuring Agreement, “Computer Program” means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data.

As used in this Insuring Agreement, “Electronic Data” means facts or information converted to a form usable in a Computer System by Computer Programs and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

As used in this Insuring Agreement, “Electronic Data Processing Media” means the magnetic tapes or disks, or optical storage disks or other bulk media on which Electronic Data is stored.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of this bond other than as stated herein.

RIDER #12

This rider, effective	12:01 am	November 01, 2009	forms a part of
Bond number:	01-330-95-28
Issued to:	THE GEORGE PUTNAM FUND OF BOSON
(as more fully described in Named Insured rider)

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

AMENDED FORGERY OR ALTERATION

It is agreed that:

1. Insuring Agreement (E), Forgery or Alteration, first paragraph, is deleted in its entirety and replaced with the following:

Loss through Forgery or Alteration of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money, due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stockbroker or Employee but which instructions, advices or applications either bear a forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker or Employee, withdrawal orders or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

RIDER #13

This rider, effective	12:01 am	November 01, 2009	forms a part of
Bond number:	01-330-95-28
Issued to:	THE GEORGE PUTNAM FUND OF BOSON
(as more fully described in Named Insured rider)

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

AMENDED COUNTERFEIT CURRENCY

It is agreed that:

1. Insuring Agreement (G), Counterfeit Currency, is deleted in its entirety and the following is substituted therefore:

Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money, coin or currency of the United States of America, Canada or any other country.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

RIDER #14

This rider, effective	12:01 am	November 01, 2009	forms a part of
Bond number:	01-330-95-28
Issued to:	THE GEORGE PUTNAM FUND OF BOSON
(as more fully described in Named Insured rider)

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND INSURING AGREEMENT (D)

It is agreed that:

1. Insuring Agreement (D) IN TRANSIT is amended by deleting the words “any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation” and replacing them with the words “any person or persons acting as messenger or carrier for hire, for the purpose of transportation, except while in the mail.”

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

RIDER #15

This rider, effective	12:01 am	November 01 ,2009	forms a part of
Bond number:	01-330-95-28
Issued to:	THE GEORGE PUTNAM FUND OF BOSON
(as more fully described in Named Insured rider)

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

AMEND INSURING AGREEMENT (F)

It is agreed that:

1. Insuring Agreement (F), Securities, is amended by inserting, in paragraph (2), before the word “EXCLUDING,” the following language; “or purportedly guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, guarantee, endorsement or other obligations upon or in connection with any securities, documents or other written instruments and which pass, or purport to pass, title to such securities, documents or other written instruments which purported guarantee was effected by the unauthorized use of a stamp or medallion of or belonging to the Insured which was lost, stolen or counterfeited and for which loss the Insured is legally liable.”

2. Exclusion (f)(2) is amended by deleting the words “would be covered under Insuring Agreements (A) or (E)” and substituting the words “would be covered under Insuring Agreements (A), (E) or (F).”

3. Exclusion (m) is deleted in its entirety.

4. Conditions and Limitations, Section 15., Central Handling of Securities, is amended by deleting the first paragraph in its entirety and substituting the following language:

“Securities included in the systems for the central handling of securities established and maintained by any depository used by the Insured, hereinafter called Corporations, to the extent of the Insured’s interest therein as effective by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.”

5. Conditions and Limitations, Section 16., Additional Companies Included as Insured, is amended, in paragraph (d), by deleting the words “any partner, officer or supervisory Employee of any Insured” and substituting the words “the Chief Compliance Officer, General Counsel or Treasurer of Putnam Investments, LLC (or the equivalent position if no Chief Compliance Officer, General Counsel or Treasurer exists).”

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

RIDER #16

This rider, effective	12:01 am	November 01, 2009	forms a part of
Bond number:	01-330-95-28
Issued to:	THE GEORGE PUTNAM FUND OF BOSON
(as more fully described in Named Insured rider)

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

NOTICE AND CHANGE IN CONTROL/TERMINATION AMENDATORY
(WAIVER FOR SPECIFIC TRANSACTION(S)

It consideration of the premium charged, it is hereby understood and agreed that, as of the effective time of the Putnam Investments Acquisition (as that term is defined below), the bond is hereby amended as follows:

1. Section 13. and Section 17. shall not apply to the following event(s):

The acquisition of Putnam Investments Trust by Great-West Lifeco Inc., (the “Putnam Investments Acquisition”) a subsidiary of Power Financial Corporation, pursuant to that certain Stock Purchase Agreement dated as of January 31, 2007 between Great-West Lifeco Inc. and Marsh & McLennan Companies, Inc. relating to the purchase and sale of Putnam Investments Trust (the “Stock Purchase Agreement”) with an effective time on the Closing Date (as such term is defined in the Stock Purchase Agreement).

2. It is further understood and agreed that, except as described above, Section 13. and Section 17. shall remain intact and in full force and effect and all terms, conditions and provisions of Section 13. and Section 17. remain unchanged.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

RIDER #17

This rider, effective	12:01 am	November 01, 2009	forms a part of
Bond number:	01-330-95-28
Issued to:	THE GEORGE PUTNAM FUND OF BOSON
(as more fully described in Named Insured rider)

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

DISCOVERY AMENDATORY

It consideration of the premium charged, it is hereby understood and agreed that, as of the effective time of the Putnam Investments Acquisition (as that term is defined below), the bond is hereby amended as follows:

1. Section 4. is hereby amended by deleting the second sentence of the first paragraph in its entirety and replacing it with the following:

At the earliest practicable moment after discovery of any loss hereunder, the Chief Compliance Officer, General Counsel or Treasurer of Putnam Investments, LLC (or the equivalent position if no such Chief Compliance Officer, General Counsel or Treasurer exists) shall give the Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars.

2. Section 4. is further amended by deleting the second paragraph in its entirety and replacing it with the following:

Discovery occurs when the Chief Compliance Officer, General Counsel or Treasurer of Putnam Investments, LLC (or the equivalent position if no such Chief Compliance Officer, General Counsel or Treasurer exists):

(a) becomes aware of facts, or

(b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

Solely for the purpose of the coverage provided by this rider, the Putnam Investments Acquisition shall mean the acquisition of Putnam Investments Trust by Great-West Lifeco Inc., a subsidiary of Power Financial Corporation, pursuant to that certain Stock Purchase Agreement dated as of January 31, 2007 between Great-West Lifeco Inc. and Marsh & McLennan Companies, Inc. relating to the purchase and sale of Putnam Investments Trust (the “Stock Purchase Agreement”) with an effective time on the Closing Date (as such term is defined in the Stock Purchase Agreement).

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

RIDER #18

This rider, effective	12:01 am	November 01, 2009	forms a part of
Bond number:	01-330-95-28
Issued to:	THE GEORGE PUTNAM FUND OF BOSON
(as more fully described in Named Insured rider)

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

AMENDED SECTION 13

It is agreed that:

1. The attached bond is hereby amended by deleting Section 13., TERMINATION, in its entirety and substituting the following:

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

This Bond will terminate as to any registered management investment company upon the expiration of 60 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

RIDER #18 (Continued)

This bond shall terminate

a. as to any Employee as soon as the Chief Compliance Officer, General Counsel or Treasurer of Putnam Investments, LLC (or the equivalent position if no Chief Compliance Officer, General Counsel or Treasurer exists) who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including larceny or embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of sixty (60) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16(d)) and to the Insured Investment Company; or

b. as to any Employee 60 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee; or

c. as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Chief Compliance Officer, General Counsel or Treasurer of Putnam Investments, LLC (or the equivalent position if no Chief Compliance Officer, General Counsel or Treasurer exists) not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including larceny or embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective and upon the expiration of sixty (60) days after written notice has been given by the Underwriter to the Securities and Exchange Commission, Washington DC and to the Insured Investment Company;

d. in the event the Chief Compliance Officer, General Counsel or Treasurer of Putnam Investments, LLC (or the equivalent position if no Chief Compliance Officer, General Counsel or Treasurer exists) learns of a prior dishonest act committed by a current or prospective Employee, provided the amount involved is less than $25,000, the coverage is automatically reinstated provided the Chief Compliance Officer, General Counsel and Treasurer of Putnam Investments, LLC (or the equivalent position if no Chief Compliance Officer, General Counsel or Treasurer exists) unanimously agree in writing to the reinstatement.

e. notwithstanding anything in the foregoing to the contrary, the Underwriter agrees that this bond shall continue to apply in respect of those Employees for whom a waiver of a prior dishonesty was granted under any prior bond.

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

RIDER #19

This rider, effective	12:01 am	November 01, 2009	forms a part of
Bond number:	01-330-95-28
Issued to:	THE GEORGE PUTNAM FUND OF BOSON
(as more fully described in Named Insured rider)

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

TERMINATION OR CANCELLATION CLAUSE AMENDED RIDER
(CREDIT RATING TRIGGER)

In consideration of the premium charged, it is hereby understood and agreed that the TEMINATION OR CANCELLATION clause of this bond is amended by adding the following paragraph to the end thereof:

In the event that a financial strength rating is issued (1) below A- by A.M. Best Co., or (2) below A- by Standard & Poor’s Ratings Services, for the Underwriter (hereinafter “Credit Rating Downgrade”), this bond may be canceled by the Insured by mailing written prior notice to the Underwriter or by surrender of this bond to the Underwriter or its authorized agent. If this bond is canceled by the Insured within 30 days after such Credit Rating Downgrade, the Underwriter shall retain the pro rata proportion of the premium herein.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

RIDER #20

This rider, effective	12:01 am	November 01, 2009	forms a part of
Bond number:	01-330-95-28
Issued to:	THE GEORGE PUTNAM FUND OF BOSON
(as more fully described in Named Insured rider)
By:	National Union Fire Insurance Company of Pittsburgh, Pa.

COVERAGE TERRITORY ENDORSEMENT (OFAC)

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Payment of loss under this policy shall only be made in full compliance with all United States of America economic or trade sanction laws or regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC").

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

89644 (07/05)

RIDER #21

This rider, effective	12:01 am	November 01, 2009	forms a part of
Bond number:	01-330-95-28
Issued to:	THE GEORGE PUTNAM FUND OF BOSON
(as more fully described in Named Insured rider)

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

AUDIT EXPENSE RIDER

It is agreed that:

1. Insuring Agreement (A) FIDELITY of the INSURING AGREEMENTS Clause is amended by inserting the following at the end thereof:

Expense incurred by the Insured for that part of the cost of audits or examinations required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss sustained by the Insured through dishonest or fraudulent acts of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite “Audit Expense Coverage”; it being understood, however, that such expense shall be deemed to be loss sustained by the Insured through dishonest or fraudulent act of one or more of the Employees and the liability of the Underwriter under this paragraph of Insuring Agreement (A) shall be part of and not in addition to the Single Loss Limit of Liability stated in Item 4 of the Declarations.

2. Paragraph (d) of Section 2. EXCLUSIONS of the CONDITIONS AND LIMITATIONS Clause is deleted in its entirety and replaced with the following:

(d) loss resulting directly or indirectly from any acts of any director or trustee of the Insured other than one employed as a salaried, pensioned or elected official or an Employee of the Insured, except when performing acts coming within the scope of the usual duties of an Employee, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or trustees of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured;

3. Paragraph (u) of Section 2. EXCLUSIONS of Section 2. EXCLUSIONS of the CONDITIONS AND LIMITATIONS Clause is deleted in its entirety and replaced with the following:

(u) all fees, costs and expenses incurred by the Insured

(1) in establishing the existence of or amount of loss covered under this bond, except to the extent covered under the portion of Insuring Agreement (A) entitled Audit Expense, or

RIDER #21 (Continued)

(2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

4. Item 4 of the Declarations is amended to include the following:

	Single Loss	Single Loss
	Limit of Liability	Deductible

Audit Expense	$250,000	$5,000

5. Nothing contained here shall be held to vary, alter, waive or extend any of the terms, limitations, conditions, or agreements of the attached bond other than as above stated.

101779 (06/09)

RIDER #22

This rider, effective	12:01 am	November 01, 2009	forms a part of
Bond number:	01-330-95-28
Issued to:	THE GEORGE PUTNAM FUND OF BOSON
(as more fully described in Named Insured rider)

By:	National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM	EDITION	FORM TITLE
DATE

INVESTMENT COMPANY BLANKET BOND DEC PAGE

41206	09/84	INVESTMENT COMPANY BLANKET BOND GUTS

THE PUTNAM FUNDS AMENDMENTS TO COVERAGE AT 2008 RENEWAL

NAMED INSURED

99758	08/08	NOTICE OF CLAIM (REPORTING BY E-MAIL)

COMPUTER SYSTEMS (including E-Signatures)

VOICE INITIATED FUNDS TRANSFERS

AUTOMATED PHONE SYSTEM

TELEFACSIMILE TRANSFER FRAUD

SYSLIB		UNAUTHORIZED SIGNATURES

CLAIMS EXPENSE

DESTRUCTION OF DATA OR PROGRAMS BY HACKER

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

AMEND INSURING AGREEMENT (A)

AMENDED FORGERY OR ALTERATION

AMENDED COUNTERFEIT CURRENCY

AMEND INSURING AGREEMENT (D)

AMEND INSURING AGREEMENT (F)

NOTICE AND CHANGE IN CONTROL/TERMINATION AMENDATORY

DISCOVERY AMENDATORY

AMENDED SECTION 13

TERMINATION OR CANCELLATION CLAUSE AMENDED RIDER

89644	07/05	COVERAGE TERRITORY ENDORSEMENT (OFAC)

101779	06/09	AUDIT EXPENSE RIDER

78859	10/01	FORMS INDEX ENDORSEMENT

National Union Fire Insurance Company of Pittsburgh, Pa.

CLAIM REPORTING INFORMATION SHEET

Reported Under Policy/Bond Number: *01-330-95-28* Date: ____________

Type of Coverage: *FORM14*

Insured's Name, As Given On Policy Declarations (Face Page):

THE GEORGE PUTNAM FUND OF BOSTON

(as more fully described in Named Insured rider)

Contact Person: ____________

Title: ____________

Phone: (______) ________-________ Ext ________

Case Or Claimant Name:

If The Party Involved Is Different From "Insured" Name (As Given On Policy Declarations) State Relationship: ____________

Insurance Broker/Agent: *MARSH & MCLENNAN GROUP ASSOC. INC.*

Contact: *SHARON RAKSNIS*

Phone: ____________

Please Provide The Information Requested Above So That We May Expedite Our Service To You.

Send Notice Of Claims To: Chartis
Financial Lines Claims
P.O. Box 25947
Shawnee Mission, KS 66225

Phone: (888) 602-5246
Fax: (866) 227-1750
Email: c-Claim@chartisinsurance.com

centralized Customer Link and Information Management

ACE USA	646-458-7000	tel
140 Broadway, 41st Floor	646-458-6903/6904	fax
New York NY 10005
www.ace-ina.com

Michael Piccolino
Vice President - Professional Risk

December 9, 2009

Sharon Raksnis
Marsh Usa Inc
1166 Avenue Of The Americas, 42nd Floor
New York , NY 10036-2774

RE:	Insured: The The George Putnam Funds of Boston
Coverage: Financial Institution Bond
Policy No: DOX G21666300 006
Company Paper: Westchester Fire Insurance Company
Policy Form: Excess Follow Form XSDO-001b (02/2005)
Policy Period: 11/01/2009 to 11/01/2010

Dear Sharon,

We are pleased to enclose the original and two (2) copies of the captioned policy.

As producer of record, you are responsible for collecting and filing all necessary surplus lines taxes, fees and documentation in accordance with state surplus lines laws and/or regulations, if applicable.

Also, as a reminder, all claim notices under this policy should be provided in writing to the following address:

ACE Professional Risk
P.O. Box 5105
Scranton, PA 18505-0518
Fax Number: 877-746-4641

We have reviewed the policy and trust you will find it to be in order. Should you have any questions or concerns, please advise us promptly.

Thank you for working with us on the placement of this risk. We appreciate your support and look forward to working with you in the future.

Regards,

Underwriter Assistant

One of the ACE Group of Insurance & Reinsurance Companies

This Policy is issued by the stock insurance company listed above (herein "Insurer").

UNLESS OTHERWISE PROVIDED IN THE FOLLOWED POLICY, THIS POLICY IS A CLAIMS MADE POLICY WHICH COVERS ONLY CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. PLEASE READ THIS POLICY CAREFULLY.

Policy No. DOX G21666300 006

Item 1.	Insured Company		The George Putnam Funds of Boston
One Post Office Square
	Principal Address:		Boston, MA 02109

Item 2.	Coverages Provided:		Excess Financial Institution Bond

Item 3.	Followed Policy:		Investment Company Blanket Bond

	Insurer:		National Union Fire Insurance Company of Pittsburgh, Pa.

	Policy number		01-330-95-28

Item 4.	Policy Period
	From 12:01 A.M.	11/01/2009	To 12:01 A.M. 11/01/2010
(Local time at the address shown in Item 1.)

Item 5.	Limit of Liability:
$15,000,000 Excess of $15,000,000 for all Loss under all Coverages combined.

Item 6.	Premium: $60,000

Discovery Period Premium: ______% of the Policy Period Premium

XSDO-002b (02/2005)	© ACE USA, 2005	Page 1 of 2

Item 7.	NOTICE TO INSURER

	A.	Notice of Claim, Wrongful Act or Loss:

ACE USA Claims
P.O Box 25159t
Lehigh Valley, PA 18002-5159
Fax Number: 877-746-4641

	B.	All other notices:

ACE USA, Professional Risk
Attention: Chief Underwriting Officer
140 Broadway, 40th Floor
New York, NY 10005

Item 8. Schedule of Underlying Policies:

	Policy		Primary or	Policy
Insurer	Number	Limits	Excess	Period

National Union Fire Insurance Company	01-330-95-28	$15,000,000	Primary	11/01/2009 – 11/01/2010
of Pittsburgh, Pa.

THESE DECLARATIONS, TOGETHER WITH THE COMPLETED AND SIGNED APPLICATION AND THE POLICY
FORM ATTACHED HERETO, CONSTITUTE THE INSURANCE POLICY.

XSDO-002b (02/2005)	© ACE USA, 2005	Page 2 of 2

I. INSURING CLAUSE

In consideration of the payment of the premium and in reliance upon all statements made in the application including the information furnished in connection therewith, and subject to all terms, definitions, conditions, exclusions and limitations of this policy, the Insurer agrees to provide insurance coverage to the Insureds in accordance with the terms, definitions, conditions, exclusions and limitations of the Followed Policy, except as otherwise provided herein.

II. LIMIT OF LIABILITY

A. It is expressly agreed that liability for any covered Loss shall attach to the Insurer only after the insurers of the Underlying Policies shall have paid, in the applicable legal currency, the full amount of the Underlying Limit and the Insureds shall have paid the full amount of the uninsured retention, if any, applicable to the primary Underlying Policy. The Insurer shall then be liable to pay only covered Loss in excess of such Underlying Limit up to its Aggregate Limit of Liability as set forth in Item 5 of the Declarations, which shall be the maximum aggregate liability of the Insurer under this policy with respect to all Loss on account of all Claims in the Policy Period irrespective of the time of payment by the Insurer.

B. In the event and only in the event of the reduction or exhaustion of the Underlying Limit by reason of the insurers of the Underlying Policies paying, in the applicable legal currency, Loss otherwise covered hereunder, then this policy shall, subject to the Aggregate Limit of Liability set forth in Item 5 of the Declarations: (i) in the event of reduction, pay excess of the reduced Underlying Limit, and (ii) in the event of exhaustion, continue in force as primary insurance; provided always that in the latter event this policy shall only pay excess of the retention applicable to the exhausted primary Underlying Policy, which retention shall be applied to any subsequent Loss in the same manner as specified in such primary Underlying Policy.

C. Notwithstanding any of the terms of this policy which might be construed otherwise, this policy shall drop down only in the event of reduction or exhaustion of the Underlying Limit and shall not drop down for any other reason including, but not limited to, uncollectibility (in whole or in part) of any Underlying Limits. The risk of uncollectibility of such Underlying Limits (in whole or in part) whether because of financial impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the Insureds and is not in any way or under any circumstances insured or assumed by the Insurer.

III. DEFINITIONS

A. The terms "Claim" and "Loss” have the same meanings in this policy as are attributed to them in the Followed Policy. The terms "Insurer", "Followed Policy", "Underlying Policies", "Policy Period" and "Aggregate Limit of Liability” have the meanings attributed to them in the Declarations.

B. The term "Insureds " means those individuals and entities insured by the Followed Policy.

C. The term "Policy Period" means the period set forth in Item 4 of the Declarations, subject to prior termination.

D. The term "Underlying Limit" means an amount equal to the aggregate of all limits of liability as set forth in Item 8 of the Declarations for all Underlying Policies, plus the uninsured retention, if any, applicable to the Underlying Policy.

XSDO-001b (02/2005)	© ACE USA, 2005	Page 1 of 2

IV. UNDERLYING INSURANCE

A. This policy is subject to the same representations as are contained in the Application for any Underlying Policy and the same terms, definitions, conditions, exclusions and limitations (except as regards the premium, the limits of liability, the policy period and except as otherwise provided herein) as are contained in or as may be added to the Followed Policy and, to the extent coverage is further limited or restricted thereby, to any other Underlying Policies. In no event shall this policy grant broader coverage than would be provided by any of the Underlying Policies.

B. It is a condition of this policy that the Underlying Policies shall be maintained in full effect with solvent insurers during the Policy Period except for any reduction or exhaustion of the aggregate limits contained therein by reason of Loss paid thereunder (as provided for in Section II (B) above). If the Underlying Policies are not so maintained, the Insurer shall not be liable under this policy to a greater extent than it would have been had such Underlying Policies been so maintained.

C. If during the Policy Period or any Discovery Period the terms, conditions, exclusions or limitations of the Followed Policy are changed in any manner, the Insureds shall as a condition precedent to their rights to coverage under this policy give to the Insurer written notice of the full particulars thereof as soon as practicable but in no event later than 30 days following the effective date of such change. This policy shall become subject to any such changes upon the effective date of the changes in the Followed Policy, provided that the Insureds shall pay any additional premium reasonably required by the Insurer for such changes.

D. As a condition precedent to their rights under this policy, the Insureds shall give to the Insurer as soon as practicable written notice and the full particulars of (i) the exhaustion of the aggregate limit of liability of any Underlying Policy, (ii) any Underlying Policy not being maintained in full effect during the Policy Period, or (iii) an insurer of any Underlying Policy becoming subject to a receivership, liquidation, dissolution, rehabilitation or similar proceeding or being taken over by any regulatory authority.

V. GENERAL CONDITIONS

A. Discovery Period Premium: If the Insureds elect a discovery period or extended reporting period ("Discovery Period") as set forth in the Followed Policy following the cancellation or non-renewal of this policy, the Insureds shall pay to the Insurer the additional premium set forth in Item 6 of the Declarations.

B. Application of Recoveries: All recoveries or payments recovered or received subsequent to a Loss settlement under this policy shall be applied as if recovered or received prior to such settlement and all necessary adjustments shall then be made between the Insureds and the Insurer, provided always that the foregoing shall not affect the time when Loss under this policy shall be payable.

C. Notice: All notices under this policy shall be given as provided in the Followed Policy and shall be properly addressed to the appropriate party at the respective address as shown in the Declarations.

D. Cooperation: The Insureds shall give the Insurer such information and cooperation as it may reasonably require.

E. Claim Participation: The Insurer shall have the right, but not the duty, and shall be given the opportunity to effectively associate with the Insureds in the investigation, settlement or defense of any Claim even if the Underlying Limit has not been exhausted.

F. Changes and Assignment: Notice to or knowledge possessed by any person shall not effect waiver or change in any part of this policy or stop the Insurer from asserting any right under the terms of this policy. The terms, definitions, conditions, exclusions, and limitations of this policy shall not be waived or changed, and no assignment of any interest under this policy shall bind the Insurer, except as provided by endorsement issued to form a part hereof, signed by the Insurer or its authorized representative.

G. Headings: The descriptions in the headings and sub-headings of this policy are inserted solely for convenience and do not constitute any part of the terms or conditions hereof.

XSDO-001b (02/2005)	© ACE USA, 2005	Page 2 of 2

Named Insured			Endorsement Number
The George Putnam Funds of Boston			1

Policy Symbol	Policy Number	Policy Period	Effective Date of Endorsement
DOX	G21666300 006	11/01/2009 to 11/01/2010	11/01/2009

Issued By (Name of Insurance Company)
Westchester Fire Insurance Company

SIGNATURES

THE ONLY SIGNATURES APPLICABLE TO THIS POLICY ARE THOSE REPRESENTING THE COMPANY NAMED
ON THE FIRST PAGE OF THE DECLARATIONS.
By signing and delivering the policy to you, we state that it is a valid contract.
INDEMNITY INSURANCE COMPANY OF NORTH AMERICA
436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

BANKERS STANDARD FIRE AND MARINE COMPANY
436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

BANKERS STANDARD INSURANCE COMPANY
436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

ACE INDEMNITY INSURANCE COMPANY
436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

ACE AMERICAN INSURANCE COMPANY
436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

ACE PROPERTY AND CASUALTY INSURANCE COMPANY
436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

INSURANCE COMPANY OF NORTH AMERICA
436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

PACIFIC EMPLOYERS INSURANCE COMPANY
436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

ACE FIRE UNDERWRITERS INSURANCE COMPANY
436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured			Endorsement Number
The George Putnam Funds of Boston			2

Policy Symbol	Policy Number	Policy Period	Effective Date of Endorsement
DOX	G21666300 006	11/01/2009 to 11/01/2010	11/01/2009

Issued By (Name of Insurance Company)
Westchester Fire Insurance Company

EXCESS ENDORSEMENT

In consideration of the premium paid, Section IV, UNDERLYING INSURANCE, subsection C is amended by adding the following:

If the terms, definitions, conditions, exclusion or limitations of the Followed Policy are changed in any manner during the Policy Period of this policy, or differ in any respect from the binders for such Followed Policy:

1. It is a condition precedent to coverage under this policy that the Insureds give to the Insurer written notice as soon as practicable of the full particulars thereof. If such written notice is not provided, such changes shall not apply to this Policy. If such written notice is provided,

2. Such changes shall apply to this policy upon the effective date of the changes to the Followed Policy only if the Insureds pay any reasonable additional premium required by the Insurer.

All other terms and conditions of the Bond remain unchanged.

PF-14370 (06/03)	© ACE USA, 2003	Page 1 of 1

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
Named Insured			Endorsement Number
The George Putnam Funds of Boston			3

Policy Symbol	Policy Number	Policy Period	Effective Date of Endorsement
DOX	G21666300 006	11/01/2009 to 11/01/2010	11/01/2009

Issued By (Name of Insurance Company)
Westchester Fire Insurance Company

AMEND TO EXCESS BOND FORM

It is agreed that the form is amended as follows:

1. Wherever the term “policy” appears, it shall be replaced by the term “crime insurance bond.”

2. The first four lines of the Declarations Page are deleted in their entirety and the following is inserted:

This Bond is issued by the stock insurance company listed above (herein “Insurer”).

3. Any reference to a Discovery Period Premium, including within Item 6 of the Declarations, is deleted in its entirety.

4. Item 7 of the Declarations is deleted in its entirety and the following is inserted;

Notice To Insurer

ACE USA, Professional Risk
140 Broadway, 40th Floor
New York, NY 10005

5. Wherever the term “uninsured retention” appears, it shall be replaced by the term “deductible.”

6. The last sentence of Section II, Limit Of Liability, subsection A, is deleted in its entirety and the following is inserted:

The Insurer shall then be liable to pay only covered Loss in excess of such Underlying Limit up to its Limit of Liability as set forth in Item 5 of the Declarations, which shall be the maximum aggregate liability of the Insurer under this bond with respect to all Loss on account of all claims or occurrences otherwise covered during the Bond Period irrespective of the time of payment by the Insurer.

Section II, Limit of Liability, subsection C is deleted in its entirety and the following is inserted:

Notwithstanding any of the terms of this policy which might be construed otherwise, this policy shall not drop down for any reason including, but not limited to, uncollectibility (in whole or in part) of any Underlying Limit(s). The risk of uncollectibility of such Underlying Limit(s) (in whole or in part) whether because of financial impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the Insureds and is not in any way or under any circumstances insured or assumed by the Insurer.

7. The first sentence of Section III, Definitions, subsection A, is deleted in its entirety.

8. Section III, Definitions, subsection D, is amended by replacing the phrase “inapplicable to the Underlying Policy” with “applicable to the Followed Policy”.

CC1e15 XSB (4/09)	©ACE USA, 2009	PAGE 1 OF 2

9. Section IV, Underlying Insurance, subsection C, is deleted in its entirety and the following is inserted:

If during the Bond Period the terms, conditions, exclusions or limitations of the Followed Bond are changed in any manner, or differ in any respect from the binders for such Followed Bond, the Insureds shall as a condition precedent to their rights to coverage under this bond give to the Insurer written notice of the full particulars thereof as soon as practicable but in no event later than 30 days following the effective date of such change. This bond shall become subject to any such changes upon the effective date of the changes in the Followed Bond, provided that the Insureds shall pay any additional premium reasonably required by the Insurer for such changes.

10. Section V, General Conditions, subsections A and E, are deleted in their entirety.

All other terms and conditions of this form remain unchanged

CC1e15 XSB	©ACE USA, 2009	PAGE 2 OF 2

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured			Endorsement Number
The George Putnam Funds of Boston			4

Policy Symbol	Policy Number	Policy Period	Effective Date of Endorsement
DOX	G21666300 006	11/01/2009 to 11/01/2010	11/01/2009

Issued By (Name of Insurance Company)
Westchester Fire Insurance Company

TRADE OR ECONOMIC SANCTIONS ENDORSEMENT

This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from providing insurance, including, but not limited to, the payment of claims.

All other terms and conditions of Bond remain unchanged.

ALL-21101 (11/06) Ptd. in U.S.A.	Page 1 of 1

This Policyholder Notice shall not be construed as part of your policy and no coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. Please read this Notice carefully.

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

● Foreign agents;
● Front organizations;
● Terrorists;
● Terrorist organizations; and
● Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

PF-17914 (2/05)	Reprinted, in part, with permission of	Page 1 of 1
ISO Properties, Inc.

ACE Producer Compensation
Practices & Policies

ACE believes that policyholders should have access to information about ACE's practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.aceproducercompensation.com or by calling the following toll-free telephone number: 1-866-512-2862.

ALL-20887 (10/06)

FINANCIAL INSTITUTION EXCESS FOLLOW FORM CERTIFICATE

The Great American Insurance Company, herein called the UNDERWRITER

Bond Number:	FS 554-47-44-05

Name and Address of Insured:	The George Putnam Fund of Boston et at
One Post Office Square
Boston, MA 02109

The UNDERWRITER, in consideration of an agreed premium, and in reliance upon the statements and information furnished to the UNDERWRITER by the Insured, and subject to the terms and conditions of the underlying coverage scheduled in ITEM 3 below, as excess and not contributing insurance, agrees to pay the Insured for loss which:

(a) Would have been paid under the Underlying Coverage [00-245-05-06 (Primary Investment Company Blanket Bond) and DON G21666300 006 (First Excess Layer)] but for the fact that such loss exceeds the limit of liability of the Underlying Carrier (s) listed in Item 3, and

(b) for which the Underlying Carrier (s) has (have) made payment, and the Insured has collected the full amount of the expressed limit of the Underlying Carrier's (s) liability.

ITEM 1. BOND PERIOD:from 12:01 a.m. on 11/01/2009 to 12:01 a.m. on 11/01/2010
(inception) (expiration)

ITEM 2. LIMIT OF LIABILITY AT INCEPTION: $15,000,000 each and every loss limit of liability for the following Insuring Agreements: (A)-Fidelity, (C)-On Premises, (D)-In Transit, (E)-Forgery or Alteration, (F)-Securities, (G)-Counterfeit Currency, (J)-Computer Systems, (K)-Voice Initiated Transfer, (L)-Telefacsimile Transfer Fraud, (M)-Automated Phone Systems, (P)-Destruction of Data by Hacker and (Q)-Destruction of Data by Virus and excess of the underlying $30,000,000 each and every loss limit of liability and a deductible of $150,000.

ITEM 3. UNDERLYING COVERAGE:

A) PRIMARY CARRIER:	National Union Fire Insurance Company of Pittsburgh, PA
LIMIT:	$15,000,000 each and every loss limit of liability and a
deductible of $150,000.

BOND NUMBER:	00-245-05-06
BOND PERIOD:	11/01/2009-11/01/2010

One Waterside Crossing, Windsor, CT 06095
Member of American Financial Group

B) 151 EXCESS:	Westchester Fire Insurance Company
LIMIT:	$15,000,000 each and every loss limit of liability and
excess of the underlying $15,000,000 each and every loss limit of liability and a deductible of $150,000.
BOND NUMBER:	DON G21666300 006
BOND PERIOD:	11/01/2009-11/01/2010

ITEM 4. Coverage provided by this Bond is subject to the following attached Rider(s): N/A

ITEM 5. By acceptance of this Bond, you give us notice canceling prior Bond No. FS 554-47-44-04, the cancellation to be effective at the same time this Bond becomes effective.

Excess Follow Form Certificate
10/2007 ed.

One Waterside Crossing, Windsor, CT 06095
Member of American Financial Group

	Chubb Group of Insurance Companies			DECLARATIONS
FINANCIAL INSTITUTION
	15 Mountain View Road, Warren, New Jersey 07059			EXCESS BOND FORM E

NAME OF ASSURED:				Bond Number: 82179301
THE GEORGE PUTNAM FUND OF BOSTON				FEDERAL INSURANCE COMPANY
C/O PUTNAM INVESTMENTS, LLC				Incorporated under the laws of Indiana,
ONE POST OFFICE SQUARE				a stock insurance company, herein called the COMPANY
BOSTON, MA 02109
Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1.	BOND PERIOD:	from	12:01 a.m. on November 1, 2009
		to	12:01 a.m. on November 1, 2010
ITEM 2.	AGGREGATE LIMIT OF LIABILITY: $N/A
ITEM 3.	SINGLE LOSS LIMIT OF LIABILITY:		$15,000,000
ITEM 4.	DEDUCTIBLE AMOUNT: $ 150,000
ITEM 5.	PRIMARY BOND:
Insurer: National Union Fire Insurance Company of Pittsburgh, PA
Form and Bond No.-Investment Company Blanket Bond –Policy 01-330-95-28
	Limit		$15,000,000
	Deductible:		$150,000
	Bond Period		11/01/2009 to 11/01/2010

Insurer: Westchester Fire Insurance Company
Form and Bond No.- Excess Financial Institution Bond- Policy DOX G21666300 006
	Limit		$15,000,000 Excess of $15,000,000
	Deductible:		N/A
	Bond Period		11/01/2009 to 11/01/2010

Insurer: Great American Insurance Group
Form and Bond No. - Excess Follow Form Certificate- Bond Number FS 554-47-44-05
	Limit		$15,000,000 Excess of $30,000,000
	Deductible:		N/A
	Bond Period		11/01/2009 to 11/01/2010

ITEM 6.	COVERAGE EXCEPTIONS TO PRIMARY BOND:
NOTWITHSTANDING ANY COVERAGE PROVIDED BY THE PRIMARY BOND, THIS EXCESS BOND
DOES NOT DIRECTLY OR INDIRECTLY COVER: N/A
ITEM 7.	TOTAL OF LIMITS OF LIABILITY OF OTHER UNDERLYING BONDS, EXCESS OF PRIMARY BOND:
$30 Million
ITEM 8.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING
ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
1.) Compliance with Applicable Trade Sanction Laws
Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)				Page 1 of 1

IN WITNESS WHEREOF, THE COMPANY issuing this Bond has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)	Page 1 of 1

The COMPANY, in consideration of the required premium, and in reliance on the statements and information furnished to the COMPANY by the ASSURED, and subject to the DECLARATIONS made a part of this bond and to all other terms and conditions of this bond, agrees to pay the ASSURED for:

Insuring Clause	Loss which would have been paid under the Primary Bond but for the fact the loss exceeds the Deductible Amount.

Coverage under this bond shall follow the terms and conditions of the Primary Bond, except with respect to:

	a.	The coverage exceptions in ITEM 6. of the DECLARATIONS; and

	b.	The limits of liability as stated in ITEM 2. and ITEM 3. of the DECLARATIONS.

With respect to the exceptions stated above, the provisions of this bond shall apply.

General Agreements

Change Or Modification	A.	If after the inception date of this bond the Primary Bond is changed or modified,
Of Primary Bond		written notice of any such change or modification shall be given to the COMPANY as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the COMPANY may request. There shall be no coverage under this bond for any loss related to such change or modification until such time as the COMPANY is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

Representations Made	B.	The ASSURED represents that all information it has furnished to the COMPANY
By Assured		for this bond or otherwise is complete, true and correct. Such information constitutes part of this bond.

The ASSURED must promptly notify the COMPANY of any change in any fact or circumstance which materially affects the risk assumed by the COMPANY under this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact by the ASSURED to the COMPANY shall be grounds for recision of this bond.

Notice To Company Of	C.	The ASSURED shall notify the COMPANY at the earliest practical moment, not to
Legal Proceedings Against		exceed thirty (30) days after the ASSURED receives notice, of any legal
Assured - Election To		proceeding brought to determine the ASSURED’S liability for any loss, claim or
Defend		damage which, if established, would constitute a collectible loss under this bond or any of the Underlying Bonds. Concurrent with such notice, and as requested thereafter, the ASSURED shall furnish copies of all pleadings and pertinent papers to the COMPANY.

Excess Bond (7-92) R
Form 17-02-0842 (Ed. 7-92) R	Page 1 of 5

General Agreements

Notice To Company Of		If the COMPANY elects to defend all or part of any legal proceeding, the court
Legal Proceedings Against		costs and attorneys’ fees incurred by the COMPANY and any settlement or
Assured - Election To		judgment on that part defended by the COMPANY shall be a loss under this bond.
Defend		The COMPANY’S liability for court costs and attorneys’ fees incurred in defending
(continued)		all or part of such legal proceeding is limited to the proportion of such court costs and attorneys’ fees incurred that the amount recoverable under this bond bears to the amount demanded in such legal proceeding.
If the COMPANY declines to defend the ASSURED, no settlement without the prior written consent of the COMPANY or judgment against the ASSURED shall determine the existence, extent or amount of coverage under this bond, and the
COMPANY shall not be liable for any costs, fees and expenses incurred by the
ASSURED.

Conditions And
Limitations

Definitions	1.	As used in this bond:
		a.	Deductible Amount means the amount stated in ITEM 4. of the
DECLARATIONS. In no event shall this Deductible Amount be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any of the Underlying Bonds, including the insolvency or dissolution of any Insurer providing coverage under any of the
Underlying Bonds.

		b.	Primary Bond means the bond scheduled in ITEM 5. of the
DECLARATIONS or any bond that may replace or substitute for such bond.

		c.	Single Loss means all covered loss, including court costs and attorneys’
fees incurred by the COMPANY under General Agreement C., resulting from:
(1) any one act of burglary, robbery or attempt either, in which no employee of the ASSURED is implicated, or
(2) any one act or series of related acts on the part of any person resulting in damage to or destruction or misplacement of property, or
(3) all acts other than those specified in c.(1) and c.(2), caused by any person or in which such person is implicated, or
(4) any one event not specified above, in c.(1), c.(2) or c.(3).

		d.	Underlying Bonds means the Primary Bond and all other insurance coverage referred to in ITEM 7. of the DECLARATIONS.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)	Page 2 of 5

Conditions And
Limitations
(continued)

Limit Of Liability	2.	The COMPANY’S total cumulative liability for all Single Losses of all ASSUREDS discovered during the BOND PERIOD shall not exceed the AGGREGATE LIMIT
OF LIABILITY as stated in ITEM 2. of the DECLARATIONS. Each payment made
Aggregate Limit Of		under the terms of this bond shall reduce the unpaid portion of the AGGREGATE
Liability		LIMIT OF LIABILITY until it is exhausted.

On exhausting the AGGREGATE LIMIT OF LIABILITY by such payments:

		a.	the COMPANY shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the COMPANY,
and

		b.	the COMPANY shall have no obligation under General Agreement C. to continue the defense of the ASSURED, and on notice by the COMPANY to the ASSURED that the AGGREGATE LIMIT OF LIABILITY has been
exhausted, the ASSURED shall assume all responsibility for its defense at its own cost.

The unpaid portion of the AGGREGATE LIMIT OF LIABILITY shall not be increased or reinstated by any recovery made and applied in accordance with Section 4. In the event that a loss of property is settled by indemnity in lieu of payment, then such loss shall not reduce the unpaid portion of the AGGREGATE LIMIT OF LIABILITY.

Single Loss Limit Of	The COMPANY’S liability for each Single Loss shall not exceed the SINGLE LOSS
Liability	LIMIT OF LIABILITY as stated in ITEM 3. of the DECLARATIONS or the unpaid portion of the AGGREGATE LIMIT OF LIABILITY, whichever is less.

Discovery	3.	This bond applies only to loss first discovered by the ASSURED during the BOND
PERIOD. Discovery occurs at the earlier of the ASSURED being aware of:

		a.	facts which may subsequently result in a loss of a type covered by this bond,
or

		b.	an actual or potential claim in which it is alleged that the ASSURED is liable to a third party,

regardless of when the act or acts causing or contributing to such loss occurred, even though the amount of loss does not exceed the applicable Deductible
Amount, or the exact amount or details of loss may not then be known.

Subrogation-Assignment-	4.	In the event of a payment under this bond, the COMPANY shall be subrogated to
Recovery		all of the ASSURED’S rights of recovery against any person or entity to the extent of such payments. On request, the ASSURED shall deliver to the COMPANY an assignment of the ASSURED’S rights, title and interest and causes of action against any person or entity to the extent of such payment.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 70-2)	Page 3 of 5

Conditions And
Limitations

Subrogation-Assignment-		Recoveries, whether effected by the COMPANY or by the ASSURED, shall be
Recovery		applied net of the expense of such recovery, first, to the satisfaction of the
(continued)		ASSURED’S loss which would otherwise have been paid but for the fact that it is in excess of the AGGREGATE LIMIT OF LIABILITY, second, to the COMPANY in satisfaction of amounts paid in settlement of the ASSURED’S claim and third, to the ASSURED in satisfaction of the DEDUCTIBLE AMOUNT. Recovery from reinsurance and/or indemnity of the COMPANY shall not be deemed a recovery under this Section.

Cooperation Of Assured	5.	At the COMPANY’S request and at reasonable times and places designated by the COMPANY the ASSURED shall:
		a.	submit to examination by the COMPANY and subscribe to the same under oath, and
		b.	produce for the COMPANY’S examination all pertinent records, and
		c.	cooperate with the COMPANY in all matters pertaining to the loss.
The ASSURED shall execute all papers and render assistance to secure to the
COMPANY the rights and causes of action provided for under this bond. The
ASSURED shall do nothing after loss to prejudice such rights or causes of action.

Termination	6.	This bond terminates as an entirety on the earliest occurrence of any of the following:
		a.	sixty (60) days after the receipt by the ASSURED of a written notice from the
COMPANY of its decision to terminate this bond, or
		b.	immediately on the receipt by the COMPANY of a written notice from the
ASSURED of its decision to terminate this bond, or
		c.	immediately on the appointment of a trustee, receiver or liquidator to act on behalf of the ASSURED, or the taking over of the ASSURED by State or
Federal officials, or
		d.	immediately on the dissolution of the ASSURED, or
		e.	immediately on exhausting the AGGREGATE LIMIT OF LIABILITY, or
		f.	immediately on expiration of the BOND PERIOD, or
		g.	immediately on cancellation, termination or recision of the Primary Bond.

Conformity	7.	If any limitation within this bond is prohibited by any law controlling this bond’s construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 7-92)	Page 4 of 5

Conditions And
Limitations
(continued)

Change Or Modification	8.	This bond or any instrument amending or affecting this bond may not be changed
Of This Bond		or modified orally. No change in or modification of this bond shall be effective
		except when made by written endorsement to this bond signed by an Authorized
		Representative of the COMPANY.

Excess Bond (7-92)
Form 17-02-0842 (Ed. 70-2)	Page 5 of 5

Effective date of
this endorsement: November 1, 2009	FEDERAL INSURANCE COMPANY
	Endorsement No.: 1
	To be attached to and form a part of
	Number:	82179301

Issued to: THE GEORGE PUTNAM FUNDS
COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS RIDER
It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the coverage provided by this insurance.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: March 3, 2010

Form 14-02-9228 (Ed. 4/2004)

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United
States (hereinafter “Chubb”) distribute their products through licensed insurance brokers and agents
(“producers”). Detailed information regarding the types of compensation paid by Chubb to producers on
US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

POLICYHOLDER
DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(for policies with no terrorism exclusion or sublimit)
You are hereby notified that, under the Terrorism Risk Insurance Act (the “Act”), effective
December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the
Treasury, in concurrence with the Secretary of State and the Attorney General of the
United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United
States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the
Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds
$100 billion.

10-02-1281 (Ed. 1/2003)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed
$100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy’s annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (Ed. 1/2003)

THE GEORGE PUTNAM FUNDS
C/O PUTNAM INVESTMENTS, LLC
BOSTON, MA		02109

Re: Financial Strength
Insuring Company: FEDERAL INSURANCE COMPANY

Dear THE GEORGE PUTNAM FUNDS

Chubb continues to deliver strong financial performance. Our financial strength, as reflected in our published reports and our ratings, should give you peace of mind that Chubb will be there for you when you need us most.
ƒ	Chubb’s financial results during 2009 stand out in the industry.
ƒ	Chubb’s balance sheet is backed with investments that we believe emphasize quality, safety, and liquidity, with total invested assets of $42.0 billion as of September 30, 2009.
ƒ	With 127 years in the business, Chubb is here for the long term, which is why we vigorously guard our financial strength and take what we believe is a prudent approach to assuming risk –on both the asset and liability sides of our balance sheet.
ƒ	Chubb is one of the most highly rated property and casualty companies in the industry, which is a reflection of our overall quality, strong financial condition, and strong capital position.
	o	Chubb’s financial strength rating is “A++” from A.M. Best Company, “AA” from
Fitch, “Aa2” from Moody’s, and “AA” from Standard & Poor’s – the leading independent evaluators of the insurance industry.
	o	Chubb’s senior unsecured corporate debt rating from Standard & Poor’s was upgraded from “A” to “A+” on December 15, 2008. Standard & Poor’s also reaffirmed all of Chubb’s ratings with a “stable” outlook
	o	A.M. Best, Fitch, and Moody’s recently affirmed all of Chubb’s ratings with a
“stable” outlook. (For reference, A.M. Best reaffirmed us on 12/23/08, Moody’s on
2/4/09, and Fitch on 2/13/09.)
	o	For more than 50 years, Chubb has remained part of an elite group of insurers that have maintained A.M. Best’s highest ratings.
ƒ	Chubb was named to Standard & Poor’s list of S&P 500 Dividend Aristocrats, one of 52 companies in the S&P 500 index that have increased dividends every year for at least 25 consecutive years.
ƒ	Chubb’s investment portfolio has held up extremely well. Chubb takes what we believe is a conservative approach to selecting and managing our assets. Furthermore, Chubb does not have any direct exposure to the subprime mortgage-backed securities market, and we stopped doing new credit derivative business in 2003 and put existing business in runoff.

Rarely has Chubb’s business philosophy – to underwrite conservatively and invest judiciously –
been more important than it is today. By adhering to this philosophy, we now have the capacity and flexibility to respond to opportunities, especially when you engage us in fully understanding your business risks.

We want you to know that Chubb is well-positioned to continue serving your needs with our underwriting expertise; broad underwriting appetite across all property, casualty, and specialty lines; and claim services. If you have any questions, feel free to call your agent or broker or your local Chubb underwriter. As always, we appreciate the trust you place is us as your insurance partner.

99-10-0100 (12/2009)

Exhibit 2

Resolutions adopted by the Board of Trustees of the Putnam Funds on October 8, 2009

VOTED: That the action of each Fund in joining the other Putnam Funds, Putnam Investment Management, LLC, Putnam Fiduciary Trust Company, Putnam Investments, LLC, Putnam Investor Services, Inc., and Putnam Retail Management Limited Partnership and certain of their affiliates on their joint Registered Management Investment Company fidelity bonds covering larceny and embezzlement and certain other acts in the total amount of $60 million, is approved, it being the understanding of each Fund that the cost of the bonds to the Fund will be the Fund’s ratable share of the premium for the bonds for the 12 month period ending November 1, 2010 of which 85% of the cost is allocated to The Putnam Funds, based on the net asset value from time to time of the Fund and the other Putnam Funds party to the bonds.

VOTED: That each Fund enter into an agreement with the other parties to the joint fidelity bonds authorized pursuant to the immediately preceding vote, stating that in the event recovery is received under the bonds as a result of the loss of the Fund and of one or more of the other named insureds, the Fund shall receive an equitable and proportionate share of recovery but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the Investment Company Act of 1940, as amended.

VOTED: That pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended, Beth S. Mazor, Vice President of the Fund, is designated as agent for each Fund to make the filings and give the notices required by subparagraph (g) of said Rule.

VOTED: To approve specifically the form and amount of the bonds referred to in the preceding votes, after consideration of all relevant factors including each Fund’s aggregate assets to which persons covered by the bonds have access, the type and terms of arrangements made for custody and safekeeping of assets, and the nature of the securities held.

Resolutions adopted by the Board of Trustees of the Putnam Funds on November 12, 2009

VOTED: That the action of each Fund in joining the other Putnam Funds, Putnam Investment Management, LLC, Putnam Fiduciary Trust Company, Putnam Investments, LLC, Putnam Investor Services, Inc., and Putnam Retail Management Limited Partnership, and certain of their affiliates on their joint Registered Management Investment Company fidelity bonds covering larceny and embezzlement and certain other acts in the total amount of $60 million, is confirmed, ratified, and approved, it being the understanding of each Fund that the cost of said bonds to such Fund will be such Fund’s ratable share of the premium and brokerage commission for the bonds for the 12-month period ending November 1, 2010 of which 85% of the cost is allocated to The Putnam Funds, based on the net asset value from time to time of the Fund and the other Putnam Funds party to said bonds.

VOTED: That each Fund’s entry into an agreement with the other parties to the joint fidelity bonds authorized pursuant to the immediately preceding vote, stating that in the event recovery is received under the bonds as a result of the loss of the Fund and of one or more of the other named insureds, the Fund shall receive an equitable and proportionate share of recovery but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the Investment Company Act of 1940, as amended, is confirmed, ratified, and approved.

VOTED: That the designation, pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended, of Beth S. Mazor, Vice President of the Fund, as agent for each Fund to make the filings and give the notices required by subparagraph (g) of said Rule is confirmed, ratified, and approved.

VOTED: That the form and amount of the bonds referred to in the preceding votes, after consideration of all relevant factors including each Fund’s aggregate assets to which persons covered by the bonds have access, the type and terms of arrangements made for custody and safekeeping of assets, and the nature of the securities held, and with the changes approved by Ms. Baxter and/or Mr. Hill, is confirmed, ratified, and approved.

Exhibit 3

AGREEMENT

WHEREAS the undersigned parties have determined that it is in their best interests to enter into a joint fidelity bond, which bond is intended to meet the applicable standards of Rule 17g-1 under the Investment Company Act of 1940 (the “Act”); and

WHEREAS Rule 17g-1 under the Act requires that each registered management investment company entering into a joint fidelity bond shall agree with the other named insureds as to the allocation of the recovery received under the joint bond as a result of a loss sustained by the registered management investment company and one or more of the other named insureds.

NOW, THEREFORE, in consideration of the foregoing and of other good and valuable consideration, the undersigned parties hereby agree as follows:

1. In the event recovery is received under the policy as a result of a loss sustained by one of the registered management investment companies listed on Exhibit A, as revised from time to time, and one or more other named insureds, the registered management investment company shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the Act.

2. The list of registered management investment companies in Exhibit A may be revised by adding, removing or renaming funds to reflect the creation, termination or renaming, respectively, of the registered management investment companies, or any series thereof, of the Putnam Funds, effective upon the execution of such revised Exhibit A by any officer of the Putnam Funds. Re-execution of this Agreement by other parties to this Agreement shall not be required for such a revision to Exhibit A to become effective.

3. This Agreement shall be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts.

4. A copy of the Declaration of Trust of each of the registered management investment companies listed on Exhibit A, as revised from time to time, is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of each such registered management investment company as Trustees and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property of the registered management investment company.

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IN WITNESS WHEREOF, each of the undersigned registered management investment companies and other named insureds has caused this Agreement to be executed by a duly authorized officer as of November 1, 2009.

THE PUTNAM FUNDS LISTED ON EXHIBIT A (as the same may be revised from time to time)

By: _____________________________
Name: Jonathan S. Horwitz
Title: Senior Vice President and Treasurer

PUTNAM INVESTMENT MANAGEMENT, LLC

By: _____________________________
Name: James P. Pappas
Title: Managing Director

PUTNAM FIDUCIARY TRUST COMPANY

By: _____________________________
Name: Karen R. Kay
Title: Managing Director

PUTNAM INVESTMENTS, LLC

By: _____________________________
Name: James F. Clark
Title: Senior Vice President

PUTNAM INVESTOR SERVICES, INC.

By: _____________________________
Name: James F. Clark
Title: Senior Vice President

PUTNAM RETAIL MANAGEMENT LIMITED PARTNERSHIP

By: _____________________________
Name: James F. Clark
Title: Senior Vice President

Exhibit A

PUTNAM FUNDS

Putnam American Government Income Fund
Putnam Arizona Tax Exempt Income Fund
Putnam Asset Allocation Funds
-Putnam Asset Allocation: Balanced Portfolio
-Putnam Asset Allocation: Conservative Portfolio
-Putnam Asset Allocation: Equity Portfolio
-Putnam Asset Allocation: Growth Portfolio
Putnam California Tax Exempt Income Fund
Putnam Convertible Income-Growth Trust
Putnam Diversified Income Trust
Putnam Equity Income Fund
Putnam Europe Equity Fund
The Putnam Fund for Growth and Income
Putnam Funds Trust
-Putnam Absolute Return 100 Fund
-Putnam Absolute Return 300 Fund
-Putnam Absolute Return 500 Fund
-Putnam Absolute Return 700 Fund
-Putnam Absolute Return 1000 Fund
-Putnam Asia Pacific Equity Fund
-Putnam Asset Allocation: Equity Portfolio
-Putnam Capital Spectrum Fund
-Putnam Emerging Markets Equity Fund
-Putnam Equity Spectrum Fund
-Putnam Floating Rate Income Fund
-Putnam Global Consumer Fund
-Putnam Global Energy Fund
-Putnam Global Financials Fund
-Putnam Global Industrials Fund
-Putnam Global Technology Fund
-Putnam Global Telecommunications Fund
-Putnam Income Strategies Fund
-Putnam International Growth and Income Fund
-Putnam Money Market Liquidity Fund
-Putnam Small Cap Growth Fund
The George Putnam Fund of Boston
Putnam Global Equity Fund
Putnam Global Health Care Fund
Putnam Global Income Trust
Putnam Global Natural Resources Fund
Putnam Global Sector Fund

Putnam Global Utilities Fund
Putnam High Income Securities Fund
Putnam High Yield Advantage Fund
Putnam High Yield Trust
Putnam Income Fund
Putnam International Equity Fund
Putnam Investment Funds
-Putnam Capital Opportunities Fund
-Putnam Growth Opportunities Fund
-Putnam International Capital Opportunities Fund
-Putnam International New Opportunities Fund
-Putnam Mid Cap Value Fund
-Putnam Research Fund
-Putnam Small Cap Value Fund
Putnam Investors Fund
Putnam Managed Municipal Income Trust
Putnam Massachusetts Tax Exempt Income Fund
Putnam Master Intermediate Income Trust
Putnam Michigan Tax Exempt Income Fund
Putnam Minnesota Tax Exempt Income Fund
Putnam Money Market Fund
Putnam Municipal Opportunities Trust
Putnam New Jersey Tax Exempt Income Fund
Putnam New Opportunities Fund
Putnam New York Tax Exempt Income Fund
Putnam Ohio Tax Exempt Income Fund
Putnam Pennsylvania Tax Exempt Income Fund
Putnam Premier Income Trust
Putnam RetirementReady® Funds
-Putnam RetirementReady 2050 Fund
-Putnam RetirementReady 2045 Fund
-Putnam RetirementReady 2040 Fund
-Putnam RetirementReady 2035 Fund
-Putnam RetirementReady 2030 Fund
-Putnam RetirementReady 2025 Fund
-Putnam RetirementReady 2020 Fund
-Putnam RetirementReady 2015 Fund
-Putnam RetirementReady 2010 Fund
-Putnam RetirementReady Maturity Fund
Putnam Tax Exempt Income Fund
Putnam Tax Exempt Money Market Fund
Putnam Tax-Free Income Trust
-Putnam AMT-Free Municipal Fund
-Putnam Tax-Free High Yield Fund
Putnam U.S. Government Income Trust
Putnam Variable Trust

-Putnam VT American Government Income Fund
-Putnam VT Capital Opportunities Fund
-Putnam VT Diversified Income Fund
-Putnam VT Equity Income Fund
-Putnam VT The George Putnam Fund of Boston
-Putnam VT Global Asset Allocation Fund
-Putnam VT Global Equity Fund
-Putnam VT Global Health Care Fund
-Putnam VT Global Utilities Fund
-Putnam VT Growth and Income Fund
-Putnam VT Growth Opportunities Fund
-Putnam VT High Yield Fund
-Putnam VT Income Fund
-Putnam VT International Equity Fund
-Putnam VT International Growth and Income Fund
-Putnam VT International New Opportunities Fund
-Putnam VT Investors Fund
-Putnam VT Mid Cap Value Fund
-Putnam VT Money Market Fund
-Putnam VT New Opportunities Fund
-Putnam VT Research Fund
-Putnam VT Small Cap Value Fund
-Putnam VT Vista Fund
-Putnam VT Voyager Fund
Putnam Vista Fund
Putnam Voyager Fund

Title:	Executive Vice President, Principal Executive Officer,
Treasurer and Compliance Liaison